UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pending Share Consolidation (Reverse Split) and Increased in Authorized Shares

Subject to the further approval of the majority of our shareholders, our Board of Directors has approved a reverse split (a “share consolidation” under Cayman Islands law) at a ratio of one (1) ordinary share for every ten (10) ordinary shares issued and outstanding (the “Reverse Split”). Upon completion of the Reverse Split, every ten (10) issued and outstanding ordinary shares will be consolidated into one (1) ordinary share. Any fractional shares resulting from the Reverse Split will be rounded to the next whole share. Immediately following the Reverse Split, and also subject to the further approval of a majority of our shareholders, our Board of Directors has approved an increase in our authorized share capital such that we will have 270,000,000 authorized ordinary shares, par value US$0.001 each, and 30,000,000 preference shares, par value US$0.001 each. The proposed Reverse Split and increase in authorized shares will be accomplished by way of an amendment to our Memorandum and Articles of Association, to be reflected in the proposed Second Amended and Restated Memorandum and Articles of Association (the “Second Amended M&A”) filed herewith as Exhibit 3.1.

Pending Adoption of 2024 Equity Incentive Plan

Our Board of Directors has also approved the adoption of the Bon Natural Life Limited 2024 Equity Incentive Plan (the “2024 Plan”), a copy of which is filed herewith as Exhibit 4.1. Under the 2024 Plan, and subject to the oversight an approval of the Compensation Committee of our Board of Directors, we will be permitted to grant stock options, restricted stock, restricted stock units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified officers, directors, and employees. The maximum number of shares which may be issued or issuable under the Plan, at any given time, is limited to 20% of our issued and outstanding ordinary shares on a fully diluted basis. The Plan will be submitted for approval by our shareholders.

Special Shareholder Meeting

For the purposes of seeking shareholder approval of the Reverse Split, the increase in authorized shares, the Second Amended M&A, and the 2024 Plan, our Board of Directors has scheduled an extraordinary general meeting of shareholders to be held under Cayman Islands law. The meeting will be held on March 9, 2024 at 10:00 a.m. (Beijing time) at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China. All shareholders of record as of February 21, 2024 are entitled to vote at the meeting in person or by proxy. A copy of the Notice of Extraordinary General Meeting is furnished herewith as Exhibit 99.1

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association (proposed)
4.1	2024 Equity Incentive Plan
99.1	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer